John Hancock Funds III

601 Congress Street

Boston, Massachusetts 02210-2805

December 30, 2010

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds III — File No. 333-171294
Registration Statement on Form N-14 filed December 20, 2010

Dear Mr. Thompson:

We are writing to respond to the sole comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed in a telephone conversation on Tuesday, December 28, 2010 with respect to the registration statement (the “Registration Statement”) on Form N-14 of John Hancock Funds III (the “Trust”), on behalf of its series John Hancock Small Company Fund (the “Acquiring Fund”), under the Securities Act of 1933, as amended (the “Securities Act”), filed with the SEC on December 20, 2010 pursuant to Rule 488 under the Securities Act.  The Registration Statement relates to the proposed reorganization of John Hancock Growth Opportunities Fund (the “Acquired Fund”), also a series of the Trust, into the Acquiring Fund.

In response to the comment that we received from the Staff, we hereby respectfully submit the following response.  We have, for the Staff’s convenience, summarized below the comment provided by the Staff, followed immediately by the Trust’s response.  Capitalized terms have the same meanings as used by the Trust in the Registration Statement.

Proxy Statement and Prospectus:

Comment:

On page 1, under the section entitled “Rationale for the Reorganization,” there is a statement in the third sentence of the first paragraph asserting that the investment objectives of both funds are similar.  Please provide information supporting this statement or revise this statement, as appropriate.

Response:

As discussed in paragraph 2 on page 4 of the proxy statement and prospectus, the Acquired Fund seeks long-term capital growth, while the Acquiring Fund seeks maximum long-term total return.  An investment’s “capital growth” consists of the increase in the market price of the investment, whereas an investment’s “total return” consists of market appreciation plus income from dividends and/or interest paid by the investment.  Since investors typically receive little, if any, dividend income from medium- and/or small-cap stocks, however, there is likely little practical difference between the two funds’ investment objectives.  Accordingly, we believe that the two funds’ investment objectives are similar.

Securities and Exchange Commission

December 30, 2010

_____________________________________________________

The Staff requested that the Trust provide the following representations in its response to the Staff’s comment:

In connection with the Registration Statement, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust intends to file a definitive copy of the proxy statement/prospectus reflecting the above response to the Staff’s comment as soon as practicable following effectiveness of the Registration Statement on January 19, 2011.  Thank you for your prompt attention to these matters.  We hope that the foregoing response adequately addresses the comment provided.  If you have any questions, please do not hesitate to contact me at (617) 663-4324.

Sincerely,

/s/ Nicholas J. Kolokithas

Nicholas J. Kolokithas
Assistant Secretary
John Hancock Funds III